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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MERCURY INTERACTIVE CORPORATION
(Name of subject company (Issuer))

MARS LANDING CORPORATION
HEWLETT-PACKARD COMPANY
(Name of Filing Persons (Offerors))

Common Stock, par value $0.002 per share	589405109
(Title of classes of securities)	(CUSIP number of common stock)

Charles N. Charnas, Esq.
Vice President, Deputy General Counsel & Assistant Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304
(650) 857-1501
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:
David K. Ritenour, Esq. Senior Counsel Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501	Larry W. Sonsini, Esq. Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$4,638,245,508	$496,293

(1)
Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $52.00 per Share.

(2)
The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third party tender offer subject to Rule 14d-1

☐
issuer tender offer subject to Rule 13e-4

☐
going private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this "Schedule TO") is filed by (i) Mars Landing Corporation, a Delaware corporation (the "Offeror") and wholly-owned subsidiary of the Hewlett-Packard Company, a Delaware corporation (the "Parent") and (ii) the Parent. This Schedule TO relates to the offer by the Offeror to purchase all outstanding shares of common stock, par value $0.002 per share (the "Shares"), of Mercury Interactive Corporation, a Delaware corporation (the "Company"), at a purchase price of $52.00 per Share (or any higher price per Share that is paid in the tender offer), net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 17, 2006 (which, together with any amendments and supplements thereto, collectively constitute the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

Item 1. Summary Term Sheet.

        The information set forth in the "Summary Term Sheet" and "Questions and Answers" of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Mercury Interactive Corporation, a Delaware corporation. The Company's principal executive offices are located at 379 North Whisman Road, Mountain View, California 94043. The Company's telephone number is (650) 603-5200.

        (b)   This Schedule TO relates to the outstanding shares of common stock, par value $0.002 per share, of the Company. According to the Company, there were 89,197,029 Shares outstanding on August 1, 2006. The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

        (c)   The information set forth in Section 6 of the Offer to Purchase entitled "Price Range of Shares; Dividends on the Shares" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        This Schedule TO is filed by the Offeror and the Parent. The information set forth in Section 9 of the Offer to Purchase entitled "Certain Information Concerning the Offeror and the Parent" and Annex I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

        The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in "Questions and Answers," "Introduction" and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled "Certain Information Concerning the Offeror and the Parent," "Background of Offer; Past Contacts or Negotiations with the Company," "Purpose of the Offer; The Merger; Plans for the Company" and "The Transaction Documents," respectively, is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed in this Item 5 between any of the Parent, the Offeror, or any of their respective affiliates or subsidiaries or any of those persons listed on Annex I to the Offer to Purchase, on the one hand, and the Company or any of its affiliates, on the other hand, concerning the merger, consolidation or acquisition, a tender offer or other acquisition of securities of the Company, an election of directors of the Company or sale or transfer of a material amount of assets of the Company.

Item 6. Purposes of the Transaction and Plans or Proposals.

        The information set forth in the "Questions and Answers," "Introduction" and Sections 6, 7, 12 and 13 of the Offer to Purchase entitled "Price Range of Shares; Dividends on the Shares," "Effect of Offer on Listing, Market for Shares and SEC Registration," "Purpose of the Offer; The Merger; Plans for the Company," and "The Transaction Documents," respectively, is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

        The information set forth in Section 10 of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

        The information set forth in Section 9 of the Offer to Purchase entitled "Certain Information Concerning the Offeror and the Parent" is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

        The information set forth in the "Introduction" and Sections 11, 12 and 18 of the Offer to Purchase entitled "Background of Offer; Past Contacts or Negotiations with the Company," "Purpose of the Offer; The Merger; Plans for the Company" and "Fees and Expenses," respectively, is incorporated herein by reference.

Item 10. Financial Statements.

        Not applicable.

Item 11. Additional Information.

        (a)(1)    The information set forth in Annex I and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled "Certain Information Concerning the Offeror and the Parent," "Background of Offer; Past Contacts or Negotiations with the Company," "Purpose of the Offer; The Merger; Plans for the Company" and "The Transaction Documents," respectively, is incorporated herein by reference.

        (a)(2), (3)    The information set forth in Sections 12, 15 and 16 of the Offer to Purchase entitled "Purpose of the Offer; The Merger; Plans for the Company," "Conditions to the Offeror's Obligations" and "Certain Regulatory and Legal Matters," respectively, is incorporated herein by reference.

        (a)(4)    The information set forth in Sections 7, 10 and 16 of the Offer to Purchase entitled "Effect of Offer on Listing, Market for Shares and SEC Registration," "Source and Amount of Funds" and "Certain Regulatory and Legal Matters," respectively, is incorporated herein by reference.

        (a)(5)    None.

        (b)   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase, dated August 17, 2006.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Instructions for the Requestor of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY*
(a)(1)(viii)	Form of Summary Advertisement as published on August 17, 2006 in The Wall Street Journal.
(a)(5)	Press Release issued by the Parent on July 25, 2006.(1)
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of July 25, 2006, by and among the Parent, the Offeror and the Company.(2)
(d)(2)
Form of Tender and Voting Agreement entered into between the Parent and each of Brad Boston, Joseph Costello, Sandra Escher, Stanley Keller, Igal Kohavi, James Larson, David Murphy, Clyde Ostler, Yuval Scarlat, Yair Shamir, Brian Stein, Giora Yaron and Anthony Zingale on July 25, 2006.
(g)	None.
(h)	None.

*
Included in mailing to stockholders.

(1)
Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Hewlett-Packard Company on July 25, 2006.

(2)
Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Hewlett-Packard Company on July 25, 2006.

Item 13. Information Required by Schedule 13 E-3.

        Not applicable.

        After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

MARS LANDING CORPORATION
By:	/s/ CHARLES N. CHARNAS
Name: Charles N. Charnas Title: Treasurer and Assistant Secretary
HEWLETT-PACKARD COMPANY
By:	/s/ CHARLES N. CHARNAS
Name: Charles N. Charnas Title: Vice President, Deputy General Counsel and Assistant Secretary
Dated: August 17, 2006

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated August 17, 2006.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Instructions for the Requestor of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY*
(a)(1)(viii)	Form of Summary Advertisement as published on August 17, 2006 in The Wall Street Journal.
(a)(5)	Press Release issued by the Parent on July 25, 2006.(1)
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of July 25, 2006, by and among the Parent, the Offeror and the Company.(2)
(d)(2)
Form of Tender and Voting Agreement entered into between the Parent and each of Brad Boston, Joseph Costello, Sandra Escher, Stanley Keller, Igal Kohavi, James Larson, David Murphy, Clyde Ostler, Yuval Scarlat, Yair Shamir, Brian Stein, Giora Yaron and Anthony Zingale on July 25, 2006.
(g)	None.
(h)	None.

*
Included in mailing to stockholders.

(1)
Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Hewlett-Packard Company on July 25, 2006.

(2)
Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Hewlett-Packard Company on July 25, 2006.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13 E-3.
EXHIBIT INDEX